McKenna Long & Aldridge LLP

303 Peachtree Street

Suite 5300

Atlanta, Georgia 30308

August 18, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Attn: Ms Karen J. Garnett

Re:	TRX, Inc. Form S-1 Originally Filed May 9, 2005, as amended on June 17, 2005, June 24, 2005, July 11, 2005, July 27, 2005 and August 4, 2005. File No. 333-124741

Ladies and Gentlemen:

On behalf of TRX, Inc., we are responding to the letter dated August 12, 2005 (the “Comment Letter”) from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the “Commission” or the “Staff”). Please note that TRX has also filed today, via EDGAR, Amendment No. 6 to the Form S-1 originally filed by TRX on May 9, 2005 (the “Form S-1”). Five marked copies of Amendment No. 6 to the Form S-1 are provided with this letter to facilitate your review. We appreciate your expedited review of this filing.

Set forth below are the responses to the comments of the Commission provided to us by TRX and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. TRX has amended the Form S-1 in response to the Comment Letter, as well as to update or clarify disclosure where appropriate. Please note that references to “we,” “our,” “us,” “TRX,” and the “Company” refer to TRX, Inc.

Selected Consolidated Financial Data, page 26

1.	We have read and considered your response to our previous comment 2. We note that you retained the disclosure to the effect that you use Adjusted EBITDA to determine performance–based cash compensation (page 27) and that you believe that non–cash stock compensation does not impact your ability to generate cash flow (page 27). This disclosure still appears to be inconsistent with your presentation of Adjusted EBITDA as a performance measure rather than a liquidity measure. Please revise to clarify if you are using Adjusted EBITDA as a performance measure or a liquidity measure and revise the presentation accordingly.

Response:

We have removed stock compensation as a reconciling item between EBITDA and Adjusted EBITDA. Accordingly, we have removed the above referenced disclosure.

2.	Your response to our prior Comment 4 does not address directly or completely our request for additional information. Please revise to clarify whether you currently anticipate incurring restructuring charges in the future other than those related to the events disclosed in the fifth bullet point on page 28.

Response:

We advise the Staff that we have added disclosure on pages 17 and 28 as follows: “We do not anticipate recording additional restructuring charges other than those related to the facility closures discussed above.”

3.	We have read and considered your response to our prior comment 5. We note the disclosure in the fourth bullet point on page 28 that you do not expect to issue any future stock options with an exercise price below fair value. Please explain to us the relative weighting that you assigned to this expectation in assessing the materiality of stock compensation within a near–term finite period, and how you considered the fact that you have to adopt SFAS 123(R) in 2006.

Response:

We have removed stock compensation as a reconciling item between EBITDA and Adjusted EBITDA. Accordingly, we have removed the above referenced disclosure.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

Costs, page 30

4.	On page 33, you note that operating expenses as a percentage of revenues increased from 63% for the six months ended June 30, 2004 to 64% for the six months ended June 30, 2005. You also note on page 33, that customer care revenue decreased from $17,178 for the six months ended June 30, 2004 to $14,542 for the six months ended June 30, 2005. In this section, you state the “[a]s we reduce the percentage of customer care revenues as a percentage of total transaction and other revenues, we expect operating expenses as a percentage of transaction and other revenues to decrease.” In light of the fact that operating expenses rose as a percentage of revenues while customer care revenues declined in the six months ended June 30, 2005 as compared to the six month ended June 30, 2004, please advise or revise to disclose your basis for the statement that operating expenses as a percentage of revenues will decrease with the reduction in customer care revenue.

Response:

We advise the Staff that we have added disclosure on page 30 to clarify that our operating expenses as a percentage of transaction and other revenues have not yet begun to decline as of June 30, 2005 but are expected to do so. Further, we have expanded our disclosure of page 34.

5.	On page 34, you note that you incurred $2.3 million of restructuring expense in the six months ended June 30, 2005. Please revise the Overview section to include a discussion of restructuring costs and the effect of such costs on your business. Discuss whether you anticipate any additional restructuring charges.

Response:

We advise the Staff that we have added disclosure on page 31 to include a discussion of restructuring costs and the effect of such costs on our business, and to clarify that we do not currently anticipate recording any additional restructuring charges.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call Jeffrey K. Haidet at (404) 527-4012, Conrad D. Brooks at (404) 527-4972 or Andrew J. Surdykowski at (404) 527-8385.

Sincerely,

/s/ Conrad D. Brooks

Conrad D. Brooks

cc: Norwood H. Davis, III, TRX, Inc.